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                              June 17, 2021

       Chantel Ray Finch
       President
       CR Global Holdings, Inc.
       1833 Republic Rd, Suite 103
       Virginia Beach, VA 23454

                                                        Re: CR Global Holdings,
Inc.
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed June 8, 2020
                                                            File No. 024-11374

       Dear Ms. Finch:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amended Form 1-A filed June 8, 2020

       General

   1. We note that you are now offering 1 million shares of class B common stock. We also note the disclosure in
the security ownership of management section that you expect to establish the classes
of common stock before June 30, 2020. Please file the corporate documents setting forth
the designation of the class A and class B common stock and
                                                        setting forth the
rights associated with the classes of common stock, such as in the corporate charter or
bylaws. Please also revise the legality opinion to opine upon the class of common stock being
offered and update the corporate documents reviewed in rendering such opinion. Please
revise the offering circular cover page to disclose the disparate voting and dividend
rights associated with class A and class B common stock and include risk factor disclosure.
 Chantel Ray Finch
CR Global Holdings, Inc.
June 17, 2021
Page 2
2. We reissue prior comment one. Please update the prospectus as of the most recent practicable date. We note that the information on employees and independent contractors is as of December 31, 2020, and the management section is as of January 1, 2020.
Summary, page 1

3. Please reconcile the amount of shares of class B common stock to be outstanding after the offering, assuming the maximum is sold, with the disclosure of the amount currently outstanding. We note that Ms. Finch owns 2 million shares of class B common stock and
         Ms. Roemmich owns 50,000 shares of class B common stock. Therefore, the amount that would be outstanding after this offering, assuming the maximum amount is sold, would be
         3,050,000 shares of class B common stock. Please reconcile with the disclosure on page 7 that there will be 3 million shares of class B common stock outstanding.
Company Information, page 6

4.       We note your disclosure that CR Global Holdings, Inc. (the    Company
  or    Global
         Holdings   ) acquired Canzell Realty, Inc. (   CR   ) on June 1, 2021.
Please tell us how you
         accounted for this transaction and the accounting guidance you relied upon. Your response should include a summary of the significant terms of the acquisition agreement.
5. Further to our above comment, it appears the financial statements including within your filing represent the historical financial statements of Canzell Realty, Inc. as your predecessor. Please clarify how you have met the financial statement requirements outlined within Part F/S of Form 1-A for CR Global Holdings, Inc. as the issuer.
Security Ownership of Management and Certain Securityholders, page 32

6. Please revise the percent of ownership of each class of securities as of the most recent practicable date, not including the shares being offered in the offering statement. In addition, please provide the amount and percent held by officers and directors as a group.
         See Item 12 of Part II of Form 1-A.
Interest of Management and Others in Certain Transactions, page 33

7. We reissue prior comment 2. For each related party transaction, please clearly disclose the dollar amount involved in each transaction. See Item 13(a) of Part II of Form 1-A.
Exhibits

8. We note your response to prior comment 6. We note that you has filed your auditors
FirstName LastNameChantel Ray Finch
       consent as Exhibit 13 which is assigned to    Testing the waters
materials instead of
Comapany    NameCR
       Exhibit       Global
               11 which      Holdings,
                        is assigned    Inc.
                                    to Consents. Please revise to comply with
Item 17.11 of Part
       III-Exhibits
June 17, 2021 Pageof2 Form 1-A.
FirstName LastName
 Chantel Ray Finch
FirstName
CR Global LastNameChantel Ray Finch
           Holdings, Inc.
Comapany
June       NameCR Global Holdings, Inc.
     17, 2021
June 17,
Page 3 2021 Page 3
FirstName LastName
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Clement Abrams, Esq.